

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 16, 2016

Via E-mail
Umber Bawa
Chief Executive Officer
Rabble One, LLC
154 Grand Street
New York, NY 10013

> **Re:** **Rabble One, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 17, 2016**
> **CIK No. 0001690021**

Dear Mr. Bawa:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose in further detail the relationship between Jane Q, Inc., d/b/a Rabble, Rabble One, and each of the current series, Rabble One Series A and Rabble One Series B. In addition, with respect to Series A, please explain with greater specificity the respective functions and responsibilities of Rabble One and Century Partners with respect to the properties.

Rabble One Series A

General

2. We note your disclosure that the proceeds raised from the offering of the Series A Units will be allocated to an investment managed by Century Partners. We also note your disclosure on page 35 that Century Partners intends to purchase, rehabilitate, lease, manage, finance and refinance and sell single and multi-family properties with the proceeds from the offering. Please tell us what consideration you gave as to whether Century Partners should be considered a co-issuer of an investment contract consisting of the LLC Units issued by Rabble One together with the management services provided by Century Partners.

3. We note that you are a limited liability company, and you have not as yet identified any properties to acquire with the net proceeds of the Series A offering. As a result, the Rabble One Series A offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide disclosure consistent with the principles of Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A. For example purposes only, please provide prior performance disclosure.

Rabble One Series A, page II-7

4. You disclose that Century Partners intends to purchase single and multi-family properties in identified areas near downtown and midtown Detroit, Michigan with the proceeds raised from the offering of Series A Units. If any of these acquisitions are probable, please identify the properties and provide any required financial statements.

5. We note your disclosure that the proceeds raised from the offering of Series A Units will be allocated to an investment managed by Century Partners, LLC. Please tell us how you will account for this transaction within your financial statements and clarify if the allocation of proceeds will be to a new fund or the Detroit Real Estate Value Fund I. Cite all relevant accounting literature within your response.

Rabble One Series A, page II-35

6. We note that the proceeds from the Series A Units offering will be allocated to an investment managed by Century Partners. Please identify the nature of this "investment" and explain the rights, title and interest the Series A unitholders will have with respect to the investment, including who will hold the assets purchased with the Series A offering proceeds, who will hold title to the properties that underlie the investment and who will hold rights to (or control) the rental payments being made by the proposed tenants.

7.   Please explain in greater detail how the managers will use leverage with respect to the properties underlying the investment. For example, explain if all proceeds from the leveraging of the underlying properties will be used to repay capital contributions of Series A investors, or will be used to fund the acquisition of additional properties. Further, please explain who will be the obligor or guarantor on the bank financing and whether there will be additional credit enhancements.

8.   Your disclosure indicates that 10-15 properties will underlie the investment. Please disclose if the number of properties is limited to this threshold, whether the managers can acquire additional properties and how those additional acquisitions would be funded. Please explain in greater detail the "exit strategy" of the managers with respect to the underlying properties.

Fees and Other Compensation, page II-37

9.   We note your disclosure on page 37 that Century Partners will receive a management fee of 2% of the equity principal amount and additionally may receive fees and other compensation for providing services to projects that Rabble One Series A may be associated with. Please revise your disclosure to describe and, if possible, quantify such fees.

10.   We note your disclosure on page 37 that Rabble will charge a fixed fee of $5,750 per year for the duration of Rabble One Series A. Please revise your disclosure to clarify who will pay this fee to Rabble.

Projected Financial Information, page II-39

11.   Please revise your filing to remove the projections prepared by Century Partners. Given that you have a limited operating history and have yet to acquire any properties, you do not appear to have a reasonable basis to include this information in your filing.

Rabble One Series B

General

12.   Please provide us with your analysis as to whether the note to be issued by Chinatown Soup is a security. To the extent applicable, please also provide us with your analysis as to the availability of the exemption in Section 3(a)(4) of the Securities Act for the issuance of the note through the Delaware Series LLC.

Operating History, page II-44

13.   We note that investors in Series B Units will be subject to Chinatown Soup, Inc.'s credit risk. Please revise to include additional financial information about Chinatown Soup so

that investors may assess their financial capacity to satisfy the payment obligation on the Note.

Index to Financial Statements, page F-1

14.   Please revise to include financial statements of each series in addition to the financial statements of the combined company. For reference see Question 104.01 of the Division´s "Securities Act Sections" Compliance and Disclosure Interpretations.

Exhibits

15.   We note that the proceeds from the offering of Series B Units will be used to invest in a note issued by Chinatown Soup to Rabble One Series B. Please file a Form of Promissory Note with your next amendment. Please refer to Item 17(6) of Part III of Form 1-A for guidance.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Senior Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director
                                        Office of Real Estate and
                                        Commodities

cc: Anna T. Pinedo
       Morrison & Foerster LLP